10028231

DSTATES
CHANGE COMMISSION
n, D.C. 20549

BB 3/3 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 PENN PLACE 1900 N W EXPRESSWAY SUITE 1450

(No. and Street)

OKLAHOMA CITY (City) OK (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405-879-0166

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC

(Name – *if individual, state last, first, middle name*)

506 NORTH CHURCH STREET (Address) ATKINS (City) ARKANSAS (State) 72823 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
121

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, ROBERT L. SAVAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEONARD SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY EDGIN
Notary Public in and for the State of Oklahoma
Commission #01019776
My Commission expires 12/19/2013
NOTARY SEAL PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DUVALL & FORD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
506 NORTH CHURCH ST.
P O BOX 130
ATKINS, AR 72823

PHONE: (479) 641-2500 FAX (479) 641-2061

Joe L. DuVall, CPA **Deborah Griffin Ford, CPA**

INDEPENDENT AUDITORS' REPORT

Board of Directors
Lenard Securities, Inc.

We have audited the accompanying statements of financial condition of Leonard Securities, Inc., as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Leonard Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

DuVall + Ford PLLC

Atkins, Arkansas
January 22, 2010

LEONARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

		December-31 2009
Cash and Cash equivalents	$	89,907
Restricted cash deposit with clearing organization – *Note 3*		60,000
Other receivables		76,383
Prepaid expenses		446
Securities owned		7,928
Furniture and equipment, net of accumulated Depreciation of $65,339		47,303
Security deposits		3,384
	$	285,351

LIABILITIES

Accounts payable	$	12,353
Accrued Liabilities		77,617
		89,970

STOCKHOLDERS' EQUITY

Common Stock, $1.00 par value, authorized 50,000 shares, 1,096 shares issued and outstanding.		1,096
Additional paid-in capital		206,104
Retained earnings (deficit)		(16,447)
Accumulated other comprehensive income		4,628
		195,381
	$	285,351

See accompanying notes to financial statements

LEONARD SECURITIES, INC.

Statement of Financial Condition
December 31, 2009

(With Independent Auditors' Report)